FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 3, 2003

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item
1.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. Monthly Sales Report - June 2003”, dated July 3, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: July 3, 2003	By:	/s/ Max Weishun Cheng
Name: Max Weishun Cheng Title: Chief Financial Officer

Item 1

AU Optronics Corp. Monthly Sales Report – June 2003

Issued by: AU Optronics Corp.
Issued on: July 3, 2003

Hsinchu, Taiwan, July 3, 2003 –

AU Optronics Corp. (TAIEX: 2409; NYSE: AUO) today announced that consolidated net sales revenue for June 2003 totaled NT$8,270 million, while unconsolidated net sales was NT$7,684 million.

Consolidated revenues for June 2003 rose 2.6% over May. Consolidated and unconsolidated revenues for January through June 2003 totaled NT$42,206 million and NT$39,288 million, respectively.

With the ramp-up progress of our 5th generation fab (L8A fab) on schedule, unit shipment for large size panels reached approximately 940K in June 2003, while over 1.9 million of small & medium size panels were shipped in June.

Sales Report: (Unit: NT$ million)

Net Sales(1) (2)	Consolidated(3)	Unconsolidated
June 2003	8,270	7,684
May 2003	8,057	7,398
M-o-M Growth	2.6%	3.9%
Year-to-Date	42,206	39,288

(1):   All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2):   Year 2003 figures have not been audited, prepared by AU Optronics Corp.
(3):   Including AU Optronics Corp., AU Optronics (Lauban) Corporation, and AU Optronics (Suzhou) Corporation.

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FOR MORE INFORMATION
Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632899 ext 3211
Fax: +886-3-5637608
Email: yawenhsiao@auo.com